                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Continental Can Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.25 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    211188107
                 ----------------------------------------------
                                 (CUSIP Number)

                                 Gregg L. Engles
                             Suiza Foods Corporation
                             3811 Turtle Creek Blvd.
                                   Suite 1300
                               Dallas, Texas 75219
                                 (214) 528-0939
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 14, 1998
  ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP NO. 211188107                                         Page 2 of 12 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Suiza Foods Corporation ("Suiza")
      75-2559681
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC, OO. See Items 3, 5 and 6.
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     313,488 shares(1)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                        -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                        -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      442,988 shares(2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


---------------------
(1) Pursuant to an irrevocable proxy, Suiza has the sole voting power with respect to 313,488 shares to vote in favor of the Merger (as hereinafter defined). See Item 6. Suiza has the right to buy but currently has no voting or dispositive right with respect to the 129,500 shares currently held by the individual reporting persons included in this filing (the "Individual Reporting Persons"). See Item 6 and footnote 2 below.

(2) Includes the 313,488 shares with respect to which Suiza has voting power pursuant to the proxy and the 129,500 shares held by the Individual Reporting Persons. See Item 6.

CUSIP NO. 211188107                                         Page 3 of 12 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gregg L. Engles
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     58,425(1)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   Not Applicable.
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     58,425(1)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     Not Applicable.
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      58,425(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) Mr. Engles has verbally agreed to transfer these shares, at his cost, to Suiza immediately prior to the closing of the Merger. See Item 6.

CUSIP NO. 211188107                                         Page 4 of 12 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Peter M. Bernon
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     31,950(1)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   Not Applicable.
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     31,950(1)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     Not Applicable.
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      31,950(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) Mr. Bernon has verbally agreed to transfer these shares, at his cost, to Suiza immediately prior to the Closing of the Merger. See Item 6.

CUSIP NO. 211188107                                         Page 5 of 12 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alan J. Bernon
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     31,950(1)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   Not Applicable.
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     31,950(1)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     Not Applicable.
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      31,950(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) Mr. Bernon has verbally agreed to transfer these shares, at his cost, to Suiza immediately prior to the Closing of the Merger. See Item 6.

CUSIP NO. 211188107                                         Page 6 of 12 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hector Nevares
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     6,175(1)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   Not Applicable.
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     6,175(1)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     Not Applicable.
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,175(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) Mr. Nevares has verbally agreed to transfer these shares, at his cost, to Suiza immediately prior to the closing of the Merger. See Item 6.

CUSIP NO. 211188107                                         Page 7 of 12 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tracy L. Noll
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,000(1)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   Not Applicable.
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,000(1)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     Not Applicable.
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) Mr. Noll has verbally agreed to transfer these shares, at his cost, to Suiza immediately prior to the closing of the Merger. See Item 6.

     ITEM 1.   SECURITY AND ISSUER

               The class of securities to which this statement relates is the common stock, par value $.25 per share (the "Common Stock") of Continental Can Company, Inc. ("Can"), a Delaware corporation, whose principal business and executive offices are located at 301 Merritt 7 Corporate Park, Norwalk, Connecticut 06865.

     ITEM 2.   IDENTITY AND BACKGROUND

               Suiza Foods Corporation, a Delaware corporation ("Suiza"), has its principal business and executive offices at 3811 Turtle Creek Blvd., Suite 1300, Dallas, Texas 75219. Suiza manufactures and distributes fresh milk and related diary products, plastic containers and packaged ice. In the last five years, Suiza has not been convicted in criminal proceedings or been subject to a judgment, decree or final order enjoining violations of, or prohibition or mandating activities subject to, federal or state securities laws.

               Gregg L. Engles, Peter M. Bernon, Alan J. Bernon, Hector Nevares and Tracy L. Noll (the "Individual Reporting Persons") are executive officers and/or directors of Suiza or its subsidiaries and have the same business address as Suiza. Mr. Engles is a director and executive officer of Suiza, Messrs. Alan Bernon and Hector Nevares are directors of Suiza and executive officers of Suiza subsidiaries, Mr. Noll is an executive officer of Suiza and Mr. Peter Bernon is an executive officer of one of Suiza's subsidiaries. In the last five years, none of the Individual Reporting Persons has been convicted in criminal proceedings or been subject to a judgment, decree or final order enjoining violations of, or prohibition or mandating activities subject to, federal or state securities laws.


     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Suiza will pay cash for the Common Stock currently held by the Individual Reporting Persons as described in Item 6 below. Suiza has received a proxy to vote 313,488 shares of Common Stock pursuant to the Inducement Agreement (defined below), in consideration of Suiza's entering into the Merger Agreement (defined below). See Items 4 and 6 below.

               Each Individual Reporting Person used personal funds for his respective purchases.

     ITEM 4.   PURPOSE OF TRANSACTION

               Suiza and Can signed an Agreement and Plan of Merger, dated January 14, 1997 (the "Merger Agreement"), pursuant to which CC Acquisition Corporation, a subsidiary of Suiza ("Sub"), will merge with and into Can (the "Merger"). As a result of the Merger, Can will become a wholly-owned subsidiary of Suiza. The Merger Agreement contains customary representations and warranties, covenants and termination provisions.

               If the Merger is consummated as contemplated in the Merger Agreement, then (i) each of the outstanding shares of Common Stock (other than shares held by Suiza and its subsidiaries) will be converted into the right to receive 0.629 shares of Suiza common stock and cash will be issued in lieu of fractional shares of Suiza common stock, (ii) Suiza will own 10,000 shares of Common Stock, (iii) the Can Board of Directors will be replaced by the Board of Directors of Sub at the effective time of the Merger, (iv) the Common Stock will no longer be listed on the NYSE, and (v) the registration under Section 12(b) of the Exchange Act will be terminated.

               The Merger Agreement may be terminated and the Merger abandoned by mutual consent of the parties or if: (i) the Merger has not been consummated by June 30, 1998; (ii) the Can stockholders have not approved the Merger, the Merger Agreement and the transactions contemplated thereby; or (iii) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and non-appealable.

               The Merger Agreement may be also terminated and the Merger may be abandoned at any time prior to the Effective Time, by (a) Suiza (i) if the Can's Board of Directors has withdrawn or modified in a manner adverse to Suiza its approval or recommendation of the Merger Agreement or the Merger or has recommended an alternative proposal to the Can stockholders or (ii) at any time between April 29 and May 20, 1998, unless Can's right to purchase certain minority interests (on the terms described in the schedules to the Merger Agreement) has been extended until June 30, 1998 or Can has purchased such minority interests on such terms or (b) Can (i) if the weighted average price of Suiza Common Stock on the NYSE for the three days immediately preceding the closing date is less than $45 per share (as adjusted for reorganizations, stock dividends and stock splits) or (ii) Can shall have received an alternative proposal that is more favorable to the Can stockholders than the Merger that is not subject to a financing contingency and for which the proposed acquiror has the legal ability to complete such acquisition on a timely basis.

               The consummation of the Merger is subject to customary conditions, including, stockholder approval, the truth and correctness of representations and warranties subject to material adverse effect qualifications, regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable foreign acts, and material compliance with covenants and agreements.

               The foregoing description is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 7.1 and incorporated herein by reference.

               Each Individual Reporting Person purchased Common Stock in transactions preceding Suiza's negotiations with Can or its determination to propose the Merger.

               Other than as set forth in this statement, none of Suiza or the Individual Reporting Persons has any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               Mr. Engles has sole voting and dispositive power with respect to 58,425 shares, or 1.8% of the outstanding Common Stock. Mr. Alan Bernon has sole voting and dispositive power with respect to 31,950 shares, or 1.0% of the outstanding Common Stock. Mr. Peter Bernon has sole voting and dispositive power with respect to 31,950 shares, or 1.0% of the outstanding Common Stock. Mr. Nevares has sole voting and dispositive power with respect to 6,175 shares, or less than 1% of the outstanding Common Stock. Mr. Noll has sole voting and dispositive power with respect to 1,000 shares, or less than 1% of the outstanding Common Stock.

               Suiza has sole voting power with respect to 313,488 shares, or 9.7% of the outstanding Common Stock pursuant to the proxy given pursuant to the Inducement Agreement described in Item 6 below. In addition, Suiza has the right to purchase the 129,500 shares of Common Stock held by the Individual Reporting Persons as described in Item 6 below. Consequently, Suiza may be deemed to "beneficially own" an aggregate of 442,988 shares of Common Stock under Rule 13d-3.

               Suiza and the Individual Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1933 based on the Individual Reporting Persons' status as executive officers and/or directors of Suiza, their intention to vote the shares of Common Stock they beneficially own in favor of the Merger, and their individual verbal agreements to sell the shares of Common Stock they beneficially own to Suiza immediately prior to the Merger (see Item 6). Notwithstanding the foregoing, each of the Individual Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Suiza or the other Individual Reporting Persons, and each of Suiza and the Individual Reporting Persons expressly disclaims that any of such persons is acting as a "partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Issuer." Except for their individual agreements with Suiza to sell their shares to Suiza immediately prior to the Merger, none of the Individual Reporting Persons, nor Suiza, has an agreement, whether formal or informal, to act in concert with the other with respect to its investment in the shares of Common Stock.


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               See Item 4 above. In connection with the Merger Agreement, Suiza entered into an Inducement Agreement, dated January 14, 1998 among Suiza, Abdo Yazgi and Donald J. Bainton (the "Inducement Agreement"). Messrs. Yazgi and Bainton are Can stockholders and, pursuant to the Inducement Agreement, granted Suiza an irrevocable proxy to vote all of their shares of Common Stock at any meeting of the Company's stockholders, or, if applicable, to take action by written consent (i) for adoption and approval of the Merger Agreement and otherwise in favor of the Merger and any other transaction contemplated by the Merger Agreement, as such Merger Agreement may be modified or amended from time to time, and (ii) against any action, omission or agreement which would or could impede or interfere with, or have the effect of discouraging, the Merger, including without limitation any Alternative Proposal (as defined in the Merger Agreement). This proxy terminates on the earlier of (a) the effective time of the Merger or (b) the date upon which the Merger Agreement terminates.

               Pursuant to the Inducement Agreement, Suiza agreed to use all reasonable efforts to take all action and do all things necessary or advisable in order to consummate the Merger.

               The foregoing description is qualified in its entirety by reference to the Inducement Agreement, which is attached as Exhibit
          7.2 and incorporated herein by reference.

               In addition, each Individual Reporting Person has verbally agreed to transfer his shares, at his cost, to Suiza immediately prior to the closing of the Merger. Pursuant to the Merger Agreement, these shares will be canceled in the Merger.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 7.1 The Agreement and Plan of Merger dated as of January 14, 1998 among Suiza Foods Corporation, CC Acquisition Corporation and Continental Can Company, Inc.

          Exhibit 7.2 Inducement Agreement dated as of January 14, 1998 among Suiza Foods Corporation and the stockholders named therein.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


REPORTING PERSON                                                DATE

SUIZA FOODS CORPORATION

By:  /s/ Gregg L. Engles                                  January 23, 1998
   -------------------------------------------
     Gregg L. Engles, Chief Executive Officer

  /s/ Gregg L. Engles                                     January 23, 1998
  -------------------------------------------
  Gregg L. Engles

  /s/ Alan J. Bernon                                      January 23, 1998
  -------------------------------------------
  Alan J. Bernon

  /s/ Peter M. Bernon                                     January 23, 1998
  -------------------------------------------
  Peter M. Bernon

  /s/ Hector Nevares                                      January 23, 1998
  -------------------------------------------
  Hector Nevares

  /s/ Tracy L. Noll                                       January 23, 1998
  -------------------------------------------
  Tracy L. Noll

                               INDEX TO EXHIBITS

          Exhibit 7.1 The Agreement and Plan of Merger dated as of January 14, 1998 among Suiza Foods Corporation, CC Acquisition Corporation and Continental Can Company, Inc.

          Exhibit 7.2 Inducement Agreement dated as of January 14, 1998 among Suiza Foods Corporation and the stockholders named therein.